Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

September 2, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Amanda Kim

Mr. Mitchell Austin

Re:	Venus Acquisition Corporation Response to the Staff’s Comments on Preliminary Proxy Statement on Schedule 14A as filed August 10, 2022 File No. 001-40024

Dear Ms. Kim and Mr. Austin:

On behalf of our client, Venus Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 12, 2022 on the Company’s Preliminary Proxy Statement on Schedule 14A submitted on August 10, 2022 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 2 of the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Proxy Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement.

Revised Preliminary Proxy Statement filed August 10, 2022

General

1.	We note the revisions made in response to prior comments 1-3. Please revise to include a section that clearly presents the following in a single location:

●	the original deadline to consummate the business combination;

●	a summary of the process by which the deadline to consummate the business combination may be, and has been, extended;

●	a discussion of each extension that Venus has approved to date, including discussion of the corresponding extension fee that Venus has placed in the trust account;

●	a discussion of the purpose of the monthly extension fees, including clarification of whether these extension fees are returned to Venus if the deal is consummated; and

●	a clear explanation of how these monthly extensions interact with amendment no. 2 to the merger agreement that extended the outside termination date to November 11, 2022.

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 8, 9, 12 and 18 in accordance with the Staff’s instructions.

2.	We note the revisions made in response to prior comment 7 and re-issue this comment in part. In light of your disclosure that you have "no plan for future operations through any of the three Hong Kong subsidiaries", please revise to clearly state whether the Hong Kong subsidiaries will remain a part of VIYI's organizational structure or whether these subsidiaries will be completely removed. Additionally, please tell us whether any of VIYI's directors or officers are located in Hong Kong, and if so, provide additional disclosure related to the enforceability of civil liabilities in Hong Kong.

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 14 in accordance with the Staff’s instructions. The Company respectfully advises the Staff that the Hong Kong subsidiaries will remain a part of VIYI's organizational structure. And VIYI has no directors or officers located in Hong Kong currently.

If you have any questions regarding the Amended Proxy Statement, please contact the undersigned by phone at (212) 599 3322 ext. 25115 or via e-mail at SGlauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman, Esq.

cc:	Yang Ge (DLA Piper) Bill Huo (Becker)

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